Mail Stop 4561

May 15, 2008

Daniel L. Coury, Sr.
Chief Executive Officer
LiveDeal, Inc.
2490 East Sunset Road, Suite 100
Las Vegas, Nevada 89120
(702) 939-0230

> **Re:** **LiveDeal, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed December 20, 2007**
> **File No. 000-24217**

Dear Mr. Coury:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief